                                                                  Exhibit (d)(1)

                                                                    CONFIDENTIAL
                                                    For discussion purposes only

                         Tsann Kuen Enterprise Co., Ltd.
                      5F, No. 331, Section 1, Ti-Ding Blvd.
                           Nei Hu, Taipei, Taiwan 114

August 15, 2005

EUPA International Corporation
2670 E, Walnut Street
Pasadena, CA 91107

Ladies and Gentlemen:

          Tsann Kuen Enterprise Co., Ltd. ("Tsann Kuen") is the record and beneficial owner of approximately 71% of the outstanding common stock of EUPA International Corporation ("EUPA"), EUPA common stock is registered under
Section 12(g) of the Securities Exchange Act of 1934, and quotations for EUPA common stock are reported on the OTC Bulletin Board.

          For more than two years, investor interest in EUPA common stock has been virtually nonexistent. The stock is held by approximately 925 record shareholders, many of whom own stock with a total market value below $100 (based on recent prices). EUPA is incurring ongoing and increasing administrative expenses to comply with the United States securities laws applicable to public companies.

          Tsann Kuen believes that it would be in the best interests of EUPA and all of the shareholders of EUPA if Tsann Kuen were to acquire all of the outstanding common stock of EUPA that is not currently owned by Tsann Kuen and its subsidiaries, for cash at a price that is fair to the other shareholders.

          Tsann Kuen hereby proposes to EUPA that the corporations discuss entering into an agreement providing for a merger in which Tsann Kuen would acquire all of the outstanding stock of EUPA not currently owned by Tsann Kuen and its subsidiaries, and the other shareholders would receive a cash payment for their shares in an amount that is deemed fair to them by the board of directors of EUPA.

          Tsann Kuen requests that EUPA, its board of directors and the special executive committee of its board of directors consider this proposal and enter into negotiations with Tsann Kuen for the purpose of concluding such a transaction. It is important that all information concerning this proposal be kept confidential unless and until an appropriate public disclosure is

                                                                    CONFIDENTIAL

For discussion purposes only EUPA International Corporation
August 15, 2005
Page 2


made. The suggestions contained herein are for discussion purposes only, and no portion of this letter shall be considered a binding offer by any party for any purpose.

Please provide your response to our counsel on this matter, Sheppard, Mullin, Richter & Hampton LLP at 17th Floor Four Embarcadero Center San Francisco, CA 94 111 Tel: 415-774-3283, attention: William Manierre

                                        Very truly yours,


                                        /s/ Illegible
                                        ----------------------------------------

CC: Paula Winner Barnett, Esq.